

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

November 30, 2015

<u>Via E-mail</u>
Laureen E. Seeger, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, New York 10285

> **Re: American Express Credit Account Master Trust**
> **American Express Receivables Financing Corporation III LLC**
> **American Express Receivables Financing Corporation IV LLC**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed November 13, 2015**
> **File Nos. 333-205964, 333-205964-01 and 333-205964-02**

Dear Ms. Seeger:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2015 letter.

<u>The Trust Portfolio</u>

<u>Pool Asset Review, page 32</u>

1.   We note your response to prior comment 2. We have forwarded your legal analysis to the Office of Credit Ratings, which is responsible for administering Exchange Act Rule 17g-10(d)(1). Please note that the Office of Credit Ratings may have further comments.

The Pooling and Servicing Agreement Generally

Resolution of Repurchase Disputes, page 71

2.   We note in response to prior comment 4 you specify that fulfilled and unfulfilled
        demands for reassignment or repurchase are disclosed on Form ABS-15G and on the
        trust's monthly distribution reports on Form 10-D. Please note that the information
        related to repurchase requests is presented in an aggregated manner on Form ABS-15G
        and thus does not require that the date of each repurchase request to be included in the
        table. Similarly, the information required to be reported on Form 10-D under Item
        1121(c)(1) is tied to the information reported on Form ABS-15G with respect to the pool
        assets. Given the aggregated presentation of repurchase requests on Form ABS-15G, it is
        not clear how that information will provide notice to a requesting party of the status of a
        repurchase request. Please clarify whether the monthly distribution report will include a
        more detailed description of the status of repurchase requests if you intend for the
        distribution reports to provide notice to investors about the status of the requests.

Exhibits

Exhibit 4.1 – Form of Third Amended and Restated Pooling and Servicing Agreement

3.   We note your revisions in response to prior comment 5. Please revise the second
        sentence in Section 4.09(e) to clarify that by selecting binding arbitration the requesting
        party shall give up the right to sue in court.

        You may contact Hughes Bates at 202-551-3731 or me at 202-551-3262 if you have
questions.

                                                    Sincerely,

                                                    /s/ Arthur C. Sandel

                                                    Arthur C. Sandel
                                                    Special Counsel
                                                    Office of Structured Finance

cc: Carol V. Schwartz, American Express Company
        Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP